EQUITABLE VARIABLE LIFE INSURANCE COMPANY


ENDORSED ON THIS POLICY ON ITS DATE OF ISSUE:


Whenever the difference between the policy's Account Value and cash value exceeds 9% of the single premium for the policy, we will increase the cash value by the amount of such excess.






/s/ Kevin Keefe                             /s/ Donald J. Mooney
   Kevin Keefe         Secretary              Donald J. Mooney         President


S.83-41